                                                                  EXHIBIT (a)(7)


FOR IMMEDIATE RELEASE

                   DOREL INDUSTRIES INC. COMPLETES SUCCESSFUL
                        TENDER OFFER FOR SAFETY 1ST, INC.

MONTREAL, Canada, June 6, 2000 - Dorel Industries Inc. ("Dorel") today announced that its cash tender offer for all outstanding shares of common stock of Safety 1st, Inc. ("Safety 1st") expired, as scheduled, at 12:00 midnight, New York City time, on Monday, June 5, 2000. Based on a preliminary count, 9,235,599 shares of Safety 1st, Inc. were tendered, representing approximately 97.95% of the total outstanding shares and accepted for payment at a price of $13.875 per share.

In order to complete the acquisition, Safety 1st will merge with and into a wholly owned subsidiary of Dorel, with Safety 1st surviving as a wholly owned subsidiary of Dorel after the completion of the second step merger. Dorel currently anticipates that the merger will be completed in early July. All non-tendering stockholders of Safety 1st (other than stockholders who exercise appraisal rights under Massachusetts law) will receive $13.875 per share, the same price paid in the tender offer.

Dorel is a rapidly growing consumer products manufacturer and distributor specializing in three product areas: ready to assemble furniture, juvenile products and home furnishings. Dorel's products include a wide variety of ready to assemble furniture for home and office use; juvenile furniture and accessories such as infant car seats, strollers, high chairs, toddler beds and cribs; and home furnishings such as metal folding chairs, tables, bunk beds, futons and step stools.

Dorel employs more than 3,500 people in nine countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; Cartersville, Georgia; Fort Smith, Arkansas; and San Diego, California. The Company's major divisions in the United States include Cosco, Ameriwood and Infantino. In Canada, Dorel operates Ridgewood and Dorel Home Products. European operations are carried out through Maximiliaan B.V. in the Netherlands and Dorel (U.K.) Ltd. in the United Kingdom.

This press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

For further information: Dorel Industries Inc., Jeffrey Schwartz, (514) 934-3034; Maison Brison, Rick Leckner, (514) 731-0000.